April 26, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Benjamin Richie Jane Park

Re:	Emo Capital Corp. Registration Statement on Form 10-12G File No. 000-54291 (the “Registration Statement”) Application for Withdrawal

Ladies and Gentlemen:

Emo Capital Corp. (the “Company”) hereby respectfully requests withdrawal of the above-captioned Registration Statement. The Registration Statement was originally filed on March 03, 2023 and has not yet been become effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to the provisions of Section 12(g)(1) of the Exchange Act, as amended, each registration statement filed pursuant to Section 12(g) of the Exchange Act automatically shall become effective sixty days after filing with the Commission if not earlier withdrawn. The automatic effective date of the Registration Statement would be May 03, 2023. The Company is requesting this withdrawal of the Registration Statement to prevent the Registration Statement from becoming effective as considering our current financial and fund-raising situation.

Sincerely,

/s/ J. Adam Guo
J. Adam Guo, Chief Executive Officer